UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date: February 4, 2014

Commission File Number: 1-15060

UBS AG

(Registrant’s Name)

Bahnhofstrasse 45, Zurich, Switzerland, and

Aeschenvorstadt 1, Basel, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F   ☐

This Form 6-K consists of the presentation materials related to the Fourth Quarter 2013 Results of UBS AG, which appear immediately following this page.

Fourth quarter 2013 results

February 4, 2014

Cautionary statement regarding forward-looking statements

This presentation contains statements that constitute “forward-looking statements,” including but not limited to management’s outlook for UBS’s financial performance and statements relating to the anticipated effect of transactions and strategic initiatives on UBS’s business and future development. While these forward-looking statements represent UBS’s judgments and expectations concerning the matters described, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from UBS’s expectations. Additional information about those factors is set forth in documents furnished or filed by UBS with the US Securities and Exchange Commission, including UBS’s financial report for fourth quarter 2013 and UBS’s Annual Report on Form 20-F for the year ended 31 December 2012. UBS is not under any obligation to (and expressly disclaims any obligation to) update or alter its forward-looking statements, whether as a result of new information, future events or otherwise.

1

2013: A year of strong execution and noteworthy achievements

Excellent progress in transforming UBS

– Best WM/WMA combined adjusted pre-tax profit since the financial crisis, strong NNM

– R&C delivered stable adjusted pre-tax profit, maintained its market-leading position with robust growth

– Strong execution in the Investment Bank delivered risk-adjusted returns well above targets

– Substantial reduction in Non-core and Legacy Portfolio assets and RWA

– Enhanced Operational Risk Management

Exceeded our capital and RWA targets

– Strengthened industry-leading capital position

– Balance sheet, RWA and total exposure reduced significantly

– Swiss SRB leverage ratio significantly above regulatory requirements

Implemented short-term and planned long-term efficiency measures

– Achieved CHF 2.2 billion gross cost savings since 1H111; completed first cost reduction program

– Planning for re-engineering of Corporate Center and end-to-end processing

Strong performance supports increased capital returns

– 67% increase in dividend to be proposed for 2013 to CHF 0.25 per share

1	Refer to slide 22 for additional information
2

Successfully executing our strategy

Financial strength is the foundation of our success

Basel III CET1 ratio

fully applied

12.8% 13.0% ~9.8%

+300 bps

31.12.12 31.12.13 2014 target

Basel III RWA

fully applied, CHF billion

~258

225 <225 203

(13%)

31.12.12 31.12.13 2015 target

Incremental operational risk RWA1

Balance sheet and leverage ratio

CHF billion

4.7%

~3.6%

1,260 1,010

(20%)

31.12.12 31.12.13

Swiss SRB leverage ratio (phase-in)

Group pre-tax profit

adjusted, CHF

4,141 3,334 2,885

+44%

2011 2012 2013

Group RoE

adjusted

8.3%

5.1%

4.2% ~2x

2011 2012 2013

Refer to slide 41 for details about adjusted numbers, Basel III numbers and FX rates in this presentation

1 Derived from supplemental analysis mutually agreed with FINMA that will be used to calculate the incremental operational risk capital required to be held for litigation, regulatory and similar matters and other contingent liabilities, effective on 31 December 2013

3

Increased profits and well diversified business mix

Wealth Management and Wealth Management Americas

Largest and fastest growing large-scale wealth manager in the world1

Net new money Pre-tax profit

CHF billion adjusted, CHF billion

46.9 53.5 2.7 3.3

35.7

+14% +25%

2011 2012 2013 2012 2013

Retail & Corporate

Leading universal bank in Switzerland with stable pre-tax profit contribution

Business volume Pre-tax profit

CHF billion adjusted, CHF billion

518 540

1.5 1.5

+4% (2%)

2012 2013 2012 2013

Global Asset Management

Diversified across investment capabilities, regions and distribution channels

RoaE Pre-tax profit

adjusted adjusted, CHF billion

25% 33% 0.5 0.6 +8 pp2 +8%

2012 2013 2012 2013

Investment Bank

Highly efficient, client-focused Investment Bank excelling in targeted segments with high risk-adjusted returns

RoaE Pre-tax profit

adjusted adjusted, CHF billion

31% 2.5 >15%

4% 0.4 ~6x

2012 2013 Target 2012 2013

Refer to slide 41 for details about adjusted numbers, Basel III numbers and FX rates in this presentation

1 Scorpio Partnership Private Banking Benchmark 2013 (2012 results)-banks with assets under management of >USD 500 billion; 2 Percentage points

4

Firmly committed to returning capital to shareholders

Our strategy supports an attractive capital returns program

Progressive capital returns

•	67% increase in dividend to be proposed for 2013 to CHF 0.25 per share

Dividend per share

CHF

0.25

0.15

0.10

Future dividend policy

•	After achieving fully applied CET1 ratio of 13%1

Illustrative example

Management counter-cyclical capital buffer, Net profit reinvestments attributable to shareholders >50% Supplementary returns Baseline dividend

2011 2012 2013

to be proposed

Payout ratio 9% N/M 30% ?>50%

CET1 ratio ~ 6.7% ~ 9.8% 12.8% > 13.0%1

fully applied

Attractive payout ratio of at least 50% after achieving our capital targets

Refer to slide 41 for details about adjusted numbers, Basel III numbers and FX rates in this presentation

1 Payout ratio of at least 50% conditional on both fully applied CET1 ratio of minimum 13% and CET1 ratio of minimum 10% post-stress

5

4Q13 results

Group

Net profit attributable to UBS shareholders CHF 917 million, diluted EPS CHF 0.24, RoE 7.7%1

– Net tax benefit of CHF 470 million including a DTA write-up of CHF 589 million

Profit before tax (PBT) CHF 449 million, adjusted PBT CHF 755 million

Basel III CET1 ratio (fully applied) increased 90 bps to 12.8%, RWA at CHF 225 billion

– CHF 16 billion reduction in market/credit risk RWA offset by CHF 22.5 billion incremental operational risk RWA2

Business divisions3

Wealth Management: PBT CHF 512 million, NNM CHF 5.8 billion, gross margin stable at 85 bps

– Highest recurring fees since 3Q10 and strongest 4Q NNM since 2007, FY13 adjusted PBT up 17%

Wealth Management Americas: Record PBT USD 283 million on record FA productivity4, NNM USD 4.9 billion

– Achieved USD 1 billion PBT ambition for FY135, record invested assets per FA

Retail & Corporate: PBT CHF 344 million affected by higher litigation provisions

– Steady underlying profitability

Global Asset Management: PBT CHF 143 million, up 10% QoQ

– Increased contribution from performance fees, up CHF 43 million

Investment Bank: Strong PBT CHF 386 million, 20% adjusted return on attributed equity

– CCS revenues up 40%, robust performance in ICS with best 4Q in all equities businesses since 2010 Corporate Center: Pre-tax loss CHF 886 million

– Significant progress in reduction of Non-core and Legacy Portfolio assets

Refer to slide 41 for details about adjusted numbers, Basel III numbers and FX rates in this presentation

1 4Q13 annualized; 2 Derived from supplemental analysis mutually agreed with FINMA that will be used to calculate the incremental operational risk capital required to be held for litigation, regulatory and similar matters and other contingent liabilities, effective on 31 December 2013; 3 Business division and Corporate Center figures on an adjusted basis; 4 Revenue per financial advisor; 5 Full-year adjusted profit before tax of USD 991 million

6

Group results

CHF million	FY12	FY13	4Q12	3Q13	4Q13
Total operating income	25,423	27,732	6,208	6,261	6,307
Total operating expenses	27,216	24,461	8,044	5,906	5,858
Profit before tax as reported	**(1,794)**	**3,272**	**(1,837)**	**356**	**449**
Own credit on financial liabilities designated at fair value	(2,202)	(283)	(414)	(147)	(94)
Net restructuring charges	(371)	(772)	(258)	(188)	(198)
Gains on sales of real estate	112	288	109	207	61
Gains on disposals	0	65	0	0	0
Net loss related to the buyback of debt in a public tender offer	0	(167)	0	0	(75)
Credit related to changes to the Swiss pension plan	730	0	0	0	0
Credit related to changes to a retiree benefit plan in the US	116	0	0	0	0
Impairment of goodwill and other non-financial assets	(3,064)	0	0	0	0
Adjusted profit before tax	**2,885**	**4,141**	**(1,274)**	**484**	**755**
of which provisions for litigation, regulatory and similar matters	(2,549)	(1,701)	(2,081)	(586)	(79)
of which guarantee payments in relation to the Swiss-UK tax agreement, an impairment of certain disputed receivables, and others	0	(177)	0	0	30
Tax (expenses) / benefit	(461)	110	(66)	222	470[1]
Net profit attributable to preferred noteholders / non-controlling interests[2]	225	209	1	1	2
Net profit attributable to UBS shareholders	**(2,480)**	**3,172**	**(1,904)**	**577**	**917**
Diluted EPS (CHF)	(0.66)	0.83	(0.51)	0.15	0.24
Return on Equity (RoE) (%)	(5.1)	6.7	(16.2)	4.9	7.7
Total book value per share (CHF)	12.26	12.74	12.26	12.58	12.74
Tangible book value per share (CHF)	10.54	11.07	10.54	10.89	11.07

UBS

Refer to slide 41 for details about adjusted numbers, Basel III numbers and FX rates in this presentation

1 Tax benefit of CHF 470 million including a deferred tax asset write-up of CHF 589 million; 2 We expect net profit attributable to preferred noteholders/non-controlling interests of ~CHF 110 million for FY14 (all of which in 2Q14), ~CHF 110 million for FY15 and ~CHF 85 million for FY16

7

Wealth Management

Highest recurring fees since 3Q10 and strongest 4Q NNM since 2007

Operating income and profit before tax

CHF million


4Q12
1Q13
2Q13
3Q13
4Q13
1,748
1,913
1,953
1,837
1,859
711
398
415
664
690
557
607
555
617
471
512
Operating income (as reported)
Profit before tax (adjusted)
Profit before tax (as reported)
Profit before tax (adjusted), excluding a charge in relation to the Swiss-UK tax agreement

Net new money

CHF billion


Quarterly average
5.9
6.6
9.0
2.4
15.0
10.1
5.0
5.8
FY11
FY12
FY13
4Q12
1Q13
2Q13
3Q13
4Q13

Operating income up 1%

- Recurring income[1] up 1% to CHF 1,430 million on higher asset base and from positive effects of pricing adjustments, partly offset by the negative effect of ongoing cross-border asset outflows
- Transaction-related income[2] of CHF 429 million, up slightly as the effect of increased client activity levels was partially offset by lower other income

Adjusted cost/income ratio 73%

- Adjusted costs up 10% to CHF 1,348 million mainly due to seasonal increase in G&A expenses and higher variable compensation expenses

CHF 5.8 billion net new money

- Strong NNM growth, particularly in APAC
- In Europe, ongoing cross-border asset outflows outpaced onshore inflows
- 8% annualized growth in UHNW

UBS

Refer to slide 41 for details about adjusted numbers, Basel III numbers and FX rates in this presentation

1 Net interest income + recurring fee and commission income; 2 Transaction-based fee and commission income + trading income + other income

8

Wealth Management—by business area1

Europe Asia Pacific Switzerland Emerging Markets o/w UHNW

4Q12 1Q13 2Q13 3Q13 4Q13 4Q12 1Q13 2Q13 3Q13 4Q13 4Q12 1Q13 2Q13 3Q13 4Q13 4Q12 1Q13 2Q13 3Q13 4Q13 4Q12 1Q13 2Q13 3Q13 4Q13

31.12.13

Invested assets

CHF billion 363 218 160 135 416

Client advisors 1,620 1,032 761 688 892

FTE

1 Based on the Wealth Management business area structure; refer to page 23 of the 4Q13 financial report for more information

Net new money 15.4 growth rate, % 13.3

11.2 11.2 11.3 11.8

9.3 9.5

8.3 8.4

6.7 6.4

5.5

4.6 5.2

2.4

2.1 1.8

1.3 0.8

0.1 0.3

(1.6) (1.1)

(5.5)

Gross margin 98 98

96 92 92 95 95 92 bps 89 90 89 91 90

85 86 86 82

74 74 74

54 57

49 52 51

Wealth Management—Gross margin trends

Stable gross margin on increased recurring fees

Wealth Management


1,747
1,926
1,952
1,837
1,859
85
91
90
85
85
76%
71%
74%
77%
77%
4Q12
1Q13
2Q13
3Q13
4Q13

Income (CHF million)
Gross margin (bps)
Recurring income share[1]

Invested assets (CHF billion)

4Q12	1Q13	2Q13	3Q13	4Q13
821	870	862	871	886

Components

Net interest income

Recurring fee & commission income

Transaction-related income[2,3]


480
508
523
517
513
23
24
24
24
23
841
862
915
897
917
41
41
42
41
42
426
556
514
423
429
21
26
24
20
20

Lower treasury-related income and ongoing deposit margin compression

Positive effect from pricing adjustments as well as higher asset base; negative impact from cross-border asset outflows

Client activity levels increased moderately across all regions

Income (CHF million) Gross margin (bps)

UBS

1 (Net interest income + recurring fee and commission income)/income; 2 Transaction based fee and commission income + trading income + other income; 3 Gross margin calculation excludes from other income, any effect on profit or loss from a property fund. The transaction-related income figures provided on this slide do not exclude these amounts (4Q12: gain of CHF 2 million, 3Q13: loss of CHF 7 million, 4Q13: loss of CHF 3 million)

10

Wealth Management Americas (USD)

USD 1 trillion IA, USD 1 billion PBT in FY13, FA productivity > USD 1 million[1]

Operating income and profit before tax

USD million



4Q12
1Q13
2Q13
3Q13
4Q13
1,686
1,696
1,780
1,748
1,851
157 160
210 220
245 256
218 232
254 283
Operating income (as reported)
Profit before tax (as reported)
Profit before tax (adjusted)

Net new money

USD billion



Quarterly average
8.7
11.2
11.1
3.5
5.5
4.8
16.7
14.0
8.4
7.5
14.3
8.8
9.2
2.8
2.1
4.9
FY11 FY12 FY13 4Q12 1Q13 2Q13 3Q13 4Q13
NNM excl. dividends & interest
Dividends & interest

Operating income up 6%

- Recurring income increased 3% and transaction-based revenues up 10% on improved client activity
- USD 15 million from insurance reimbursement

Adjusted cost/income ratio 84%

- Adjusted expenses up 3% to USD 1,567 million on increased FA compensation and G&A expenses
- Within 80-90% target range

USD 4.9 billion net new money

- 14th consecutive quarter of positive NNM; record invested assets
- NNM including dividends and interest of USD 14.3 billion

Maintained strong FA productivity

- Revenue per FA increased 5% to a record high of greater than USD 1 million[2]; #1 in peer group

UBS

Refer to slide 41 for details about adjusted numbers, Basel III numbers and FX rates in this presentation

1 USD 1 trillion in invested assets, full-year adjusted profit before tax of USD 991 million and FY13 revenue per FA greater than USD 1 million; 2 4Q13 annualized revenue per FA

11

Retail & Corporate

Solid operating performance; improved net interest margin and NNBV growth

Operating income and profit before tax

CHF million

4Q12 1Q13 2Q13 3Q13 4Q13

933 919 948 958 931

377 390 402 417

361 362 347 362 332 344

Operating income (as reported) Profit before tax (as reported) Profit before tax (adjusted)

Net new business volume growth rates

%, annualized

Operating income down 3%

Interest income up 2%, more than offset by slightly higher credit loss expenses and lower other income

Adjusted cost/income ratio 62%

9% increase in adjusted expenses to CHF 587 million driven by CHF 51 million higher charges for litigation, regulatory and similar matters

Net interest margin

CHF million

7.2 1.67%

5.8 4.9 1.59% 1.61% 1.59% 1.62% 1.54% 1.57% 1.54% 1.57%

4.2 4.0 4.4 4.7

3.3 3.6 3.8

1.6 1.7 1.3 1.2

567 539 547 545 556 531 542 531 540

(0.8) (0.3) (0.3)

(2.7)

4Q11 1Q12 2Q12 3Q12 4Q12 1Q13 2Q13 3Q13 4Q13 4Q11 1Q12 2Q12 3Q12 4Q12 1Q13 2Q13 3Q13 4Q13

Retail & Corporate Retail clients Net interest income, CHF million Net interest margin

Refer to slide 41 for details about adjusted numbers, Basel III numbers and FX rates in this presentation

Global Asset Management

Adjusted pre-tax profit up 10% on higher performance fees

Operating income and profit before tax

NNM by channel – excluding money markets

CHF billion Quarterly average

4.2

3.1 1.6

0.9

(0.2) (0.3)

(0.8) (1.3) (1.4)

(2.4) (3.0) (1.5)

(3.7) (3.2)

491 517 489 447 482

148 163 190 160 138 152 118 130 130 143

FY11 FY12 4Q12 1Q13 2Q13 3Q13 4Q13

Operating income up 8%

Performance fees up by CHF 43 million to CHF 72 million, mainly in O’Connor and A&Q

Net management fees broadly flat on stable asset base

Adjusted cost/income ratio of 70%

Adjusted operating expenses increased by 7% on higher variable compensation expenses, increased fund promotion activity and higher professional fees

Gross margin 33 bps

? Gross margin up 2 bps on higher performance fees; within 32-38 bps target range

Strong investment performance in alternatives

? Over 90% of O’Connor and A&Q’s assets eligible for performance fees above high water mark at quarter-end

WM businesses Third party

Refer to slide 41 for details about adjusted numbers, Basel III numbers and FX rates in this presentation 13

Investment Bank

Strong performance, adjusted return on attributed equity (RoaE) of 20%

Operating income and profit before tax

CHF million



4Q12
1Q13
2Q13
3Q13
4Q13
2,783
2,250
1,604
1,707
1,861
977
928
775
806
251
335
297
386
(243)
(70)
Operating income (as reported)
Profit before tax (as reported)
Profit before tax (adjusted)

	4Q12	3Q13	**4Q13**
Adjusted cost / income ratio (%)	104	80	**79**
Adjusted, RoaE (%)[1]	(4)	17	**20**
Basel III RWA (CHF billion, fully applied)	64	59	**62**
Adjusted, RoRWA (%, gross)[2]	13	11	**12**
Funded assets (CHF billion)[3]	185	172	**162**
Front office staff (FTE)	6,147	5,318	**5,165**

Operating income up 9%

- 40% increase in CCS with strong performance across all business areas and regions
- Robust ICS performance with best 4Q in all equities businesses since 2010
- 38% increase YoY in front office productivity[4]

Adjusted cost/income ratio 79%

- Adjusted operating expenses up 7% to CHF 1,474 million mainly due to CHF 55 million charge for the annual UK bank levy and higher professional fees
- Within target range of 65-85%
- Reduced front office headcount by 153 QoQ, 982 YoY

20% adjusted RoaE[1] in 4Q13

- Solid profits delivered with tight RWA and balance sheet management
- Funded assets down 6% to CHF 162 billion

UBS

Refer to slide 41 for details about adjusted numbers, Basel III numbers and FX rates in this presentation

1 Return on attributed equity (RoaE); 2 Return on risk-weighted assets (RoRWA) based on Basel III risk-weighted assets (phase-in) for 2013. Based on Basel 2.5 risk-weighted assets for 2012; 3 Funded assets defined as total IFRS balance sheet assets less positive replacement values (PRV) and collateral delivered against over-the-counter (OTC) derivatives; 4 Revenues per head based on period-end front office FTE

14

Corporate Client Solutions (CCS)

Strong performance, increased income across all business areas and regions

Operating income Comparison in USD terms (4Q13 vs. 3Q13)

CHF USD Advisory +79%

CHF million USD million Improved advisory fees in APAC and EMEA; +40% +43% best quarter in 2013 with participation in a 1,067 large number of high profile deals

997

220 203 826

763 816 784

771 706 Equity capital markets +52%

184 267

170 174 133 249 163 120

548? Higher equity issuance volume, particularly in

505 322 122 230

298 246 112 208 261 APAC, as well as increased block trading 202 activity

“ECM Bank Award” of the Year from

220 Euroweek1

180 163 198 196 172

114 113 123 123 (33) (36)

(80)	(73) (70) (63) (87) (77) (76) (70)

Debt capital markets +14%

4Q12 1Q13 2Q13 3Q13 4Q13 4Q12 1Q13 2Q13 3Q13 4Q13

Advisory Equity capital markets Debt capital markets Financing solutions2 Risk management3

Key transactions in 4Q134

Higher revenues on increased volumes in investment grade and leveraged finance as environment improved from 3Q13 levels

Ambassador Theatre Group; AerCap/ International Lease Finance; Financing solutions +9%

Advisory

Crown Resorts New Sydney Casino Increased revenues from structured financing,

ECM Norwegian Cruise Line Holdings; Insurance Australia Group; La Caixabank partly offset by lower revenues in real estate financing

DCM Bank of Ireland; Prudential; Softbank/Sprint; COFCO

Refer to slide 41 for details about adjusted numbers, Basel III numbers and FX rates in this presentation

1 Euroweek (September 2013); 2 Financing solutions provides customized solutions across asset classes via a wide range of financing capabilities including structured financing, real estate finance and special situations group; 3 Risk management includes corporate lending and hedging activities; 4 Transactions closed

Investor Client Services (ICS)

Robust performance, best 4Q in all equities businesses since 2010

Operating income

CHF

CHF million


(4%)
1,787
1,475
1,202
1,156
847
619
362
312
297
304
1,168
1,113
890
858
542
4Q12
1Q13
2Q13
3Q13
4Q13

USD

USD million


(2%)
1,920
1,560
1,307
1,282
915
667
382
339
330
329
1,253
1,177
968
952
586
4Q12
1Q13
2Q13
3Q13
4Q13
Equities
FX, Rates and Credit

4Q13 daily revenue distribution

CHF million


58 days
1 day
7 days
<(50)
(50)-(25)
(25)-0
0-25
25-50
>50

Comparison in USD terms (4Q13 vs. 3Q13)

Equities (2%)

- Higher revenues in cash on improved client trading; #1 in cash equities globally[1]
- Lower derivatives revenue driven by seasonally slower market activity and weaker trading performance; awarded "EMEA Structured Equity House of the Year"[2]
- Increase in Financing Services on higher clearing and execution revenues and trading revenues in Equity Finance; named best in Securities Finance in Asia[3]

FX, Rates and Credit (3%)

- Foreign exchange: Robust performance overall, with revenues down in the emerging market short-term interest rate business
- Rates and Credit: Revenues up slightly on increased flow trading revenue, particularly in credit; improved resource utilization

UBS
Refer to slide 41 for details about adjusted numbers, Basel III numbers and FX rates in this presentation
1 Voted #1 globally in a leading private survey (December 2013); 2 International Finance Review (December 2013); 3 AsianInvestor (October 2013)

16

Corporate Center—Core Functions

Reported pre-tax loss of CHF 565 million

Operating income and profit before tax

CHF million

	4Q12	1Q13	2Q13	3Q13	4Q13
Treasury income	149	(217)	(124)	(219)	(343)
Own credit gain/(loss)	(414)	(181)	138	(147)	(94)
Other	80	(43)	(19)	169	72
Operating income (as reported)	**(185)**	**(441)**	**(5)**	**(197)**	**(365)**
Own credit gain/(loss)	(414)	(181)	138	(147)	(94)
Gains on sales of real estate	109	0	19	207	61
Early redemption/buyback of UBS debt	0	(119)	0	0	(75)
Sale of the Prediction business and FCT[1]	0	(24)	0	0	0
Adjusted operating income	**120**	**(117)**	**(162)**	**(257)**	**(257)**
Operating expenses (as reported)	**1,646**	**239**	**126**	**282**	**200**
Restructuring costs	0	(3)	5	(1)	(7)
Adjusted operating expenses	**1,646**	**242**	**121**	**283**	**207**
Profit before tax (as reported)	**(1,831)**	**(680)**	**(131)**	**(479)**	**(565)**
Profit before tax (adjusted)	**(1,526)**	**(359)**	**(283)**	**(540)**	**(464)**
Personnel (after allocation)	488	1,092	1,006	1,139	1,055

Operating income negative CHF 365 million mainly due to Treasury income

- CHF 105 million loss from cross-currency basis swaps which are held as economic hedges
- Central funding costs retained in Group Treasury of CHF 149 million

Operating expenses CHF 200 million

- CHF 76 million decrease in operating expenses largely due to lower charges for litigation, regulatory and similar matters

UBS Refer to slide 41 for details about adjusted numbers, Basel III numbers and FX rates in this presentation

1 Foreign currency translation loss (FCT)

17

Retained Treasury income in Corporate Center—Core Functions

Accounting asymmetry has a significant impact on Treasury results, while retained funding costs are expected to decline in the medium term

Group Treasury

CHF million

	4Q13	FY13
Gross results (excluding accounting driven adjustments)	206	664
Allocations to business divisions	(296)	(921)
Net revenues (excluding accounting driven adjustments)	**(90)**	**(257)**
of which: retained funding costs	(149)	(510)
of which: profits retained in Treasury	59	253[1]
Accounting asymmetry and other adjustments Mark-to-market losses from cross currency swaps[2], macro cash flow hedge ineffectiveness[3], Group Treasury FX[4], debt buy back[5] and other	**(253)**	**(645)**
Net treasury income retained in CC - Core Functions	**(343)**	**(902)**

Costs of negative carry will decline with the natural roll-off of the long-term debt portfolio

Credit spread compression will drive down costs of the Group's overall long term funding together with declining volumes as we reduce our balance sheet

We will continue to maintain a diversified funding profile and comfortable LCR and NSFR ratios

1 Majority offset by CHF 204 million net profit attributable to preferred noteholders; 2 Reported in Group Treasury from 2Q13. Accounting asymmetry of CHF (221) million for FY13; 3 Hedge ineffectiveness from our macro cash flow hedge portfolio (net long receiver interest rate swap portfolio for hedging purposes such as UBS's equity, debt positions, macro deflation hedges (locked-in) and Wealth Management and Retail & Corporate replication portfolios), attributable to movements in spreads between LIBOR and Overnight Indexed Swap particularly in USD and EUR, CHF (153) million for FY13; 4 Foreign currency translation release from abandonment of UBS entities and FX sell-down process; 5 Cost of debt buybacks of CHF 194 million for FY13

UBS

18

Corporate Center—Non-core and Legacy Portfolio

Decreased losses on lower litigation provisions

Operating income and profit before tax

CHF million

	4Q12	1Q13	2Q13	3Q13	4Q13
Non-core	31	231	(57)	(120)	(104)
of which: Debit valuation adjustments	(188)	37	(21)	(47)	(68)
Legacy Portfolio	12	274	135	21	(36)
of which: SNB StabFund option	94	245	122	74	(28)
Credit loss (expense)/recovery	15	(2)	(5)	(1)	11
Total operating income	**57**	**504**	**73**	**(100)**	**(130)**
Early redemption/buyback of UBS debt	0	27	0	0	0
Adjusted operating income	**57**	**477**	**73**	**(100)**	**(130)**
Operating expenses (as reported)	**873**	**749**	**1,001**	**593**	**317**
Restructuring costs	51	188	18	5	24
Adjusted operating expenses	**822**	**561**	**983**	**588**	**293**
Profit before tax (as reported)	**(816)**	**(245)**	**(927)**	**(693)**	**(446)**
Profit before tax (adjusted)	**(765)**	**(84)**	**(909)**	**(688)**	**(422)**
Personnel (front office)	541	323	263	245	222

Adjusted operating income negative CHF 130 million

- **Non-core:** Negative income of CHF 104 million largely due to negative DVA of CHF 68 million and losses in rates following unwind and novation activity
- **Legacy Portfolio:** Negative income of CHF 36 million largely due to interest charge of CHF 34 million related to tax obligations of the SNB StabFund

Adjusted operating expenses CHF 293 million

- Decrease in expenses largely due to lower charges for litigation, regulatory and similar matters partly offset by the CHF 68 million charge for the annual UK bank levy

We continue to expect elevated charges for litigation, regulatory and similar matters through 2014

UBS Refer to slide 41 for details about adjusted numbers, Basel III numbers and FX rates in this presentation

19

Corporate Center—Non-core[1]

RWA down 49% YoY, IFRS assets down 52% YoY

RWA


(49%)
64.5
10.4
29.3
20.3
59.0
7.8
28.6
18.9
47.6
8.5
23.0
13.0
38.7
8.1
18.9
9.7
32.6
9.5
13.8
7.8
CHF billion
31.12.12
31.3.12
30.6.13
30.9.13
31.12.13
Operational risk 29%
Other 4%
Rates 42%
Credit 24%
OTC 64%
Cash 6%

OTC positions – natural decay of RWA[2]


Original estimate at 30.9.12
Actual at 31.12.13 and updated estimate for future dates
CHF billion
~37
21
~32
~19
~27
~16
~22
~14
~17
~12
31.12.13
31.12.14
31.12.15
31.12.16
31.12.17

IFRS assets


(52%)
389
[258]
344
[228]
266
[204]
225
[163]
185
[133]
CHF billion
31.12.12
31.3.13
30.6.13
30.9.13
31.12.13
PRV³
OTC margin⁴
Funded assets⁵
LRD⁶
[ ] LRD value

Exposure reduction

	QoQ	YoY
RWA	(16%)	(49%)
RWA excluding operational risk	(25%)	(57%)
Funded assets	(29%)	(82%)
Positive replacement values (PRV)	(18%)	(50%)
Leverage ratio denominator (LRD)	(19%)	(48%)[6]
# of line items	(7%)	(44%)

Refer to slide 41 for details about adjusted numbers, pro-forma Basel III estimates and FX rates in this presentation
1 Refer to page 60 of the 4Q13 financial report for more information about the composition of Non-core; 2 Estimates based on 31.12.13 values which are subject to change; 3 Positive replacement values (gross exposure excluding the impact of any counterparty netting); 4 OTC: over-the-counter; represents collateral delivered; 5 Funded assets defined as total IFRS balance sheet assets less positive replacement values (PRV) and collateral delivered against over-the-counter (OTC) derivatives; 6 Swiss SRB leverage ratio denominator, pro-forma estimate for 31.12.12 based on 31.3.13 IFRS assets/LRD ratio pro rata

UBS

20

Corporate Center–Legacy Portfolio[1]

CHF 2.5 billion increase to CET1 capital post exercise of SNB StabFund option

RWA



(19%)
38.0
3.8
34.2
35.9
4.2
31.7
30.0
7.5
22.4
29.9
7.5
22.4
30.9
13.3
17.6
CHF billion
31.12.12
31.3.13
30.6.13
30.9.13
31.12.13
Other 57%
Operational risk 43%
5.1
3.1
2.2
2.0
1.6
1.0
2.6
CDO⁶
RLN⁷
Monolines
Real estate assets
ARS & APS⁸
Muni swaps and options
Other⁹

IFRS assets



(36%)
40
[38]
38
[37]
34
[35]
31
[31]
25
[27]
CHF billion
31.12.12
31.3.13
30.6.13
30.9.13
31.12.13
PRV²
OTC margin³
Funded assets⁴
LRD⁵
[ ] LRD value

Exposure reduction

	QoQ	YoY
RWA	3%	(19%)
RWA excluding operational risk	(21%)	(48%)
Funded assets	(12%)	(29%)
Positive replacement values (PRV)	(29%)	(46%)
Leverage ratio denominator (LRD)[5]	(14%)	(30%)

UBS

Refer to slide 41 for details about adjusted numbers, pro-forma Basel III estimates and FX rates in this presentation
1 Refer to page 61 of the 4Q13 financial report for more information about the composition of the Legacy Portfolio; 2 Positive replacement values (gross exposure excluding the impact of any counterparty netting); 3 OTC: over-the-counter; represents collateral delivered; 4 Funded assets defined as total IFRS balance sheet assets less positive replacement values (PRV) and collateral delivered against OTC derivatives; 5 Swiss SRB leverage ratio denominator; 6 CDO: collateralized debt obligation; 7 RLN: reference linked notes; 8 Auction rate securities and auction preferred stock; 9 Includes loan to BlackRock fund and a number of smaller positions

21

Adjusted operating expenses

Run-rate gross cost reductions of CHF 2.2 billion achieved

Adjusted operating expenses



CHF billion
23.3
1H11 annualized
0.4
FX movements, UK bank levy
1.4
Litigation, regulatory and similar matters[1]
0.5
WMA FA compensation[2]
0.3
Business division variable compensation (basis for comparison)[3]
(0.4)
Increase in IT software capitalization[4]
Change FY13 vs. 1H11 annualized
25.5
1H11 basis for comparison
(2.2)
Cost reduction
0.4
Gross investments[5]
23.7
2013

FY13 adjusted costs by business division



23.7
3.3
5.1
5.6
2.2
6.1
1.3
CHF billion
Direct costs
~2/3
20.4
~1/3
Indirect costs
Indirect costs by type
~10%
~20%
~20%
~50%
Other
CREAS[6]/HR
Finance/Risk/Legal & Compliance
IT/Operations
Corporate Center
WM
WMA
R&C
Investment Bank
Global AM

Refer to slide 41 for details about adjusted numbers, Basel III numbers and FX rates in this presentation
1 Represents charges for litigation, regulatory and similar matters in excess of annualized run rate for 1H11; other significant items in FY13 are a charge of CHF 110 million in relation to the Swiss-UK tax agreement, an impairment charge of CHF 87 million related to certain disputed receivables in and CHF negative 20 million other; 2 Changes to WMA FA compensation driven by higher compensable revenues; 3 Adjustment for improved performance FY13 vs. 1H11 annualized in business divisions by applying 1H11 bonus funding rates to FY13 performance. Changes in bonus funding rates are reflected in the CHF 2.2 billion gross cost reduction; 4 The cost of IT software capitalization was CHF 0.4 billion higher in FY13 than in 1H11 annualized; 5 Includes increases in marketing and PR, management consulting fees related to regulatory projects and other investments, WMA compensation commitments for recruited FAs as well as IT change the bank spend before software capitalization; 6 Corporate Real Estate Services

UBS

22

Implementing long-term efficiency measures

We expect our cost reduction programs to yield tangible results through 2016

84 implementable initiatives at various project stages

Status Examples

Completed • Workforce optimization in several functions

• Outsourcing of IT legacy systems

Evaluated 200+ initiatives

with a focus on:

• Operating model design • Expanding operations in Cracow and Nashville

•	Performance optimization Outsourcing by utilizing key partners

In execution • Central buying entity (Chain IQ)

•	Front-to-back processes or quantification Process excellence (PEX) – six sigma programs
•	Outsourcing & hubbing Finance, Risk, Operations and HR transformation
•	Infrastructure Division-driven demand and service initiatives

• Resource pooling & hubbing – organizational effectiveness

Pipeline • Process improvement in change the bank programs

• IT Operations and Services re-design

We are redoubling our effort to achieve our cost savings targets

Variable compensation expenses1

IFRS expense flat YoY

2013 performance award pool

3.2

DCCP4

0.5

0.96

Deferred EOP5

0.8

Awards for 2013 performance year to be amortized in future periods2

Cash billion 1.9 CHF

2013 IFRS expense

3.0

Amortization of prior year awards

0.73

Awards expense for 2013 performance year

2.3

1 Excluding add-ons such as social security; 2 Estimate. The actual amount to be expensed in future periods may vary, for example due to forfeitures. Includes post vesting transfer restrictions and adjustments related to performance conditions of CHF 24 million in 2012 and CHF 17 million in 2013; 3 Includes restructuring costs and prior year’s overaccrual releases. For 2013 this was a credit of approximately CHF 83 million; 4 Deferred contingent capital plan; 5 Equity ownership plan; 24

6	Excludes deferred pay expensed in the performance year (CHF 0.4 billion in 2013 and CHF 0.3 billion in 2012)

2009 performance award pool 4.7

2010 performance award pool 4.3

2011 performance award pool 2.7

CHF billion

Deferred

2012 performance award pool 2.5

DCCP4 0.5 EOP5 0.6 Cash 1.4

0.86

Awards for 2012 performance year to be amortized in future periods2

2012 IFRS expense 3.0

Amortization of prior year awards 1.33

Awards expense for 2012 performance year 1.7

Deferred compensation

(13)%

Annual Amortized awards granted

0.8 ~0.7

0.9

Unrecognized Forfeited

Unrecognized awards to be 2 awards to be amortized

0.2 amortized1,2

1.7 1.6

Including awards to be granted in 1Q14 for the billion performance CHF year 2013

31.12.12 31.12.13 2014

Including awards Including awards to be granted in 1Q13 for the granted in 1Q14 for the performance year 2012 performance year 2013

Expected amortization of prior year awards1

~0.5

~0.2

~0.2 2015 2016 Later

1 Estimate. The actual amount to be expensed in future periods may vary, for example due to forfeitures; 2 Related to performance award pool and including special plan awards 25

RWA (fully applied)

44% RWA reduction since 30.9.11



SNB StabFund[1]
Legacy Portfolio (until 4Q12)
Non-core (from 1Q13) and Legacy Portfolio
Investment Bank
WM/WMA/R&C/Global AM/Corporate Center – Core Functions
[ ] Incremental operational risk RWA[2]
CHF billion
~400
~21
~80
~220
~79
~301
~49
~162
~90
~258
~103
~64
~91
219
69
59
91
203
57
56
89
Incremental operational risk RWA[2] allocated to each business division
+22.5
225
64 [7]
62 [6]
99 [10]
225
78 [23]
14
133
Operational risk 35%
Market risk 6%
Credit risk[4] 59%
<250
~85
<70
~95
<225
~55
<70
~100
<200
~25
<70
~105
30.9.11[3]
30.9.12
31.12.12[3]
30.9.13
31.12.13
Excluding incremental operational risk RWA[2]
31.12.13
31.12.13 by risk type
31.12.13 target
31.12.15 target
31.12.17 target

Refer to slide 41 for details about adjusted numbers, Basel III numbers and FX rates in this presentation

1 RWA associated with UBS's option to purchase the SNB StabFund's equity (treated as a participation with full deduction from CET1 capital starting 2Q12); 2 Derived from supplemental analysis mutually agreed with FINMA that will be used to calculate the incremental operational risk capital required to be held for litigation, regulatory and similar matters and other contingent liabilities, effective on 31 December 2013; 3 Legacy Portfolio included on a pro-forma basis from 30.9.11; Non-core and Legacy Portfolio included on a pro-forma basis from 31.12.12; 4 Includes CHF 13 billion for non-counterparty-related risk

UBS

26

Basel III capital

Swiss SRB Basel III (phase-in1)

CHF billion

Swiss SRB Basel III (fully applied1)

CHF billion

1.3%

2.1%

0.4%

18.5%

17.5% 2.1%

~15.3% 0.4%

~13.6% 13.0%

12.8%

11.9% 11.5% ~10.0% ~9.3% ~9.8%

~6.2%

30.9.11 30.9.12 31.12.12 30.9.13 31.12.13 30.9.11 30.9.12 31.12.12 30.9.13 31.12.13 2013 2014 target target

Low-trigger loss absorbing capital High-trigger loss absorbing capital

Non Basel III compliant capital 3.0

Common equity

Low-trigger loss-absorbing capital 4.7 Low-trigger loss-absorbing capital 4.7

High-trigger loss-absorbing capital 1.0 High-trigger loss-absorbing capital 1.0

CET1 capital 42.2 CET1 capital 28.9

RWA 229 RWA 225

We aim to achieve a 13% fully applied CET1 target in 2014

Refer to slide 41 for details about adjusted numbers, Basel III numbers and FX rates in this presentation

1 For additional information refer to the “Capital management” section of the 4Q13 financial report

Leverage ratio

Swiss SRB Basel III leverage ratio (phase-in) 4.7% at quarter-end[1]

Swiss SRB Basel III leverage ratio

CHF billion



~3.4%[2]
~3.6%[2]
3.8%
3.9%
4.2%
4.7%
~2.4%[2]
~2.4%[2]
2.6%
2.9%
3.0%
3.4%
~1,328[2]
~1,216[2]
1,175
1,141
1,063
1,028
265
240
195
160
30.9.12
31.12.12
31.3.13
30.6.13
30.9.13
31.12.13
Swiss SRB total exposure
Non-core and Legacy Portfolio
Leverage ratio (phase-in)
Leverage ratio (fully applied)

CHF billion, 31.12.13

Phase in CET1 + loss absorbing capital / Total IFRS assets +/- adjustments	=	47.8 / 1,028	= **4.7%**
Fully applied CET1 + loss absorbing capital / Total IFRS assets +/- adjustments	=	34.6 / 1,020	= **3.4%**

Impact from planned future actions

Leverage ratio numerator	
Low-trigger loss-absorbing capital issuance (2014–19)[3]	40-45 bps
High-trigger loss-absorbing capital issuance (2014–19)[4]	20-25 bps
Swiss SRB total exposure[5]	
Non-core and Legacy Portfolio run-down (over time)	40-70 bps
Total impact	**100–140 bps**

Refer to slide 41 for details about adjusted numbers, Basel III numbers and FX rates in this presentation
1 For additional information refer to pages 79-80 of the 4Q13 financial report; 2 Pro-forma number; 3 Total CHF 9 billion of low-trigger loss-absorbing capital based on 17.5% fully applied total capital requirement expectation; 4 based on guidance of total 150 bps of high-trigger loss-absorbing capital ratio from deferred compensation programs over the next 4 years and our RWA target of <CHF 200 billion; 5 Any additional measures to reduce leverage ratio denominator are not included

UBS 28

RWA vs. leverage ratio denominator

The leverage ratio constrains our Swiss and deposit-taking businesses

Swiss SRB leverage ratio denominator (LRD) and RWA for selected businesses (illustrative example)1

31.12.13

Low LRD / high RWA ratio Non-core

RWA RWA = main constraint [to be exited]

IB ICS Equities

Legacy Portfolio

Mortgages and [to be exited] IB ICS corporate loans FRC in Switzerland (R&C) WMA

WM

High LRD / low RWA ratio

LRD = main constraint

Global

AM Corporate Liquidity

lending Dominated by LCR

asset buffer2

(IB CCS) requirements for WM / WMA / R&C client deposits

LRD1

Maintaining the primacy of a risk-based approach to capital adequacy is essential for the economy and the stability of the financial system

Refer to slide 41 for details about adjusted numbers, Basel III numbers and FX rates in this presentation

1	The placement of the bubbles is indicative only; 2 Assets eligible under Basel III LCR framework 29

UBS—An unrivaled franchise with compelling growth prospects

Wealth management businesses

•	Largest and fastest growing large-scale wealth manager in the world1; leading HNW and UHNW franchise with unrivaled scope, reach and client mix
•	Uniquely positioned in the largest markets and in the most attractive growth markets
•	Wealth generation growth rates ~2x global GDP

Wealth Management

•	“Best Private Bank Globally 2013” and “Best Global Wealth Manager 2013”2
•	“Best Private Bank in Asia”2
•	Leading position in Europe, APAC, Emerging Markets, Switzerland and UHNW segment by invested assets3, over 4,000 advisors

Wealth Management Americas

•	Over USD 1 million annualized revenues per FA, #1 among peer group in 4Q13; record invested assets per FA
•	Well positioned to capture growth opportunities; continued progress in banking initiatives
•	7,000+ advisors in 320+ branches; high levels of FA satisfaction and low attrition

Retail & Corporate

•	Leading Universal Bank in Switzerland with strong momentum
•	“Best Bank in Switzerland” for the 2nd consecutive year2
•	“Best Domestic Cash Manager Switzerland” for the 3rd consecutive year2
•	“Golden Headset Award 2013” for the Customer Service Center4

Investment Bank

•	Leading Equities franchise, top FX/Precious metals house with leading technology platform, strong advisory and solutions capabilities
•	Cash equities: #1 globally5; FX: tied #2 globally with the largest share gain, #1 Europe, #1 Americas6
•	Gained rank in ECM volumes and block trades globally (FY13 vs. FY12), maintained rank in M&A fees and gained in M&A volumes7

Global Asset Management

•	Diversified across investment capabilities, regions and distribution channels
•	Largest mutual fund manager in Switzerland8
•	#4 ETF provider in Europe9
•	Strong alternatives platform; #4 fund of hedge funds and #4 real estate globally10

1 Scorpio Partnership Private Banking Benchmark 2013 (2012 results)—banks with assets under management of >USD 500 billion; 2 Euromoney 2013; 3 Scorpio

Partnership Private Banking Benchmark, Private Banker International, UBS estimates; 4 Contact Management Magazine 2013; 5 Leading private survey (September 2013);

6 Greenwich Associates (March 2013), tied #2 globally, tied #1 Europe and tied #1 Americas; 7 Dealogic as of 09.01.13, FY12 on FY13 comparison; 8 Lipper/Swiss Funds Data 30

FundFlows June 2013; 9 ETFGI Global ETF industry insights 3Q13; 10 InvestHedge (October 2013) and INREV/ANREV Fund Manager Survey 2013

Appendix

Wealth Management Americas—Lending balances1

Net interest income2 Credit loss (expense)/recovery

USD million USD million

258 269 221 228 229 231 214 213 212

(5)	0 (1) 2 (16) 0 0 (21) (9)

37.6 39.1

36.8

34.1 34.5

31.2 32.3 5.2 5.9 6.4

29.7 29.8 3.8 4.4

2.8 3.3 3.6 3.2 3.1

3.8 3.6 1.1 1.3 2.1

4.3 3.8 1.1 1.2 1.1

1.0 0.9 1.0

27.1 2.0 2.4

23.8 24.9 25.0 26.4 26.8 billion 21.8 22.0 23.2

USD

4Q11 1Q12 2Q12 3Q12 4Q12 1Q13 2Q13 3Q13 4Q13

QoQ +4% YoY +14%

Credit lines (HNW/UHNW clients) Credit lines (other) Mortgages Margin loans Other

Over 99% of WMA’s loan portfolio is secured by securities (83%) and residential property (16%)

1 Period ending balances; 2 Total WMA net interest income excluding the following EIR adjustments from mortgage-backed securities in the AFS portfolio (USD):

4Q11 (3) million, 1Q12 4 million, 2Q12 (7) million, 3Q12 (17) million, 4Q12 2 million, 1Q13 (12) million, 2Q13 3 million, 3Q13 28 million, 4Q13 7 million 32

2013 operating expenses1

27.2

2.6 24.5

0.8 Adjustment items

22.5 (see slide 41 for additional information)

0.4 24.6

23.7 Contractors, social security, pension and other

22.1 2.6 post-employment benefit plans and other

2.5 personnel expenses

2.5 2.2

2.5 WMA financial advisors compensation2

2.0 0.6 0.6

1.1

0.5 1.9 0.8 WMA commitments and advances related to

1.5 2.4 recruited financial advisors

2.0 Amortization of prior year awards and other

6.8 variable compensation

Adjusted 6.2 Expenses relating to performance awards and operating

6.8 other variable compensation for the respective expenses performance year

2.5 1.7

Salaries

0.3

Provisions for litigation, regulatory and similar

billion 6.5 6.9 7.0 matters

CHF

Other non-personnel expenses

FY11 FY12 FY13

Refer to slide 41 for details about adjusted numbers, Basel III numbers and FX rates in this presentation

1 For additional information refer to page 16 of the 4Q13 financial report; 2 Grid-based financial advisor (FA) compensation and other formulaic FA compensation 33

Deferred tax assets on net operating losses

Amount of tax losses which have not been recognized remains significant

31.12.13 1

Unrecognized DTA on net operating losses (NOL) Recognized DTA on net operating losses (NOL)

22.6

17.0

billion 2.0

CHF 4.1 0.8 6.3

2.1 2.8

0.1

US Switzerland UK RoW Total

Unrecognized DTA on NOL of CHF 22.6 billion on 31.12.13

– Unrecognized tax losses have a remaining average life of at least 16 years in the US, 2 years in Switzerland and indefinite life in the UK

– Profitability assumptions over a 5-year time horizon form the basis for the recognition of DTA

DTA revalued in 4Q13 following the completion of our business planning process

– Upward revaluation of DTA for the Group of CHF 589 million

We expect an effective tax rate in the region of 20-25% for 2014 excluding any impact from future DTA reassessments2

– We expect the next DTA revaluation to occur during the second half of 2014

1 Relates to the potential tax savings associated with unrecognized tax loss carry forwards; 2 The full year tax rate could change significantly on the basis of any future reassessments taking into account updated business plan forecasts in the second half of 2014. 34

Leverage ratios (phase-in)

Our leverage ratios should improve materially as we reduce our balance sheet

Simple leverage ratio1

FINMA leverage ratio (until 4Q12)2

Swiss SRB3 leverage ratio, phase-in (from 1Q13)

6.3%

Funded assets4 6.1% expected

6.4% 6.5% direction

5.6% 5.6% 6.2%

5.5% based on

5.9%

5.7% our plans

5.0% 5.4% 5.6%

5.4% 5.4%

4.7%

2.1 4.1% 4.5% 4.2%

3.9%

3.8%

1.8 3.9% ~3.6%

~3.4%

~1.3

2.5% 2.4%

~1.2 1.2

2.5% 1.1

1.1 1.0

1.2

2.0%

0.9 0.9 0.9 0.9 0.9 0.9

0.8 0.8 0.8

0.7 0.7 Total exposure5 trillion CHF 1,028 billion

CHF

4Q06 4Q07 4Q08 4Q09 4Q10 4Q11 1Q12 2Q12 3Q12 4Q12 1Q13 2Q13 3Q13 4Q13

Refer to slide 41 for details about adjusted numbers, Basel III numbers and FX rates in this presentation

1 IFRS equity attributable to UBS shareholders/funded assets; 2 Refer to the 4Q12 financial report for more information on UBS’s FINMA leverage ratio; 3 Systemically relevant banks; 4 Funded assets defined as total IFRS balance sheet assets less positive replacement values (PRV) and collateral delivered against over-the-counter (OTC) derivatives; figures prior to 4Q10 include collateral for OTC derivatives; 5 Total adjusted exposure for the calculation of the Swiss SRB leverage ratio, includes on- balance sheet assets and off-balance sheet items

Our balance sheet, funding and liquidity positions are strong

Our balance sheet structure has many characteristics of a AA-rated bank

Funding by product1

Strong and significantly reduced balance sheet

Due to banks – Funded assets2 down >60% from peak in 2007

– Phase-in Swiss SRB leverage ratio 4.7%3

Short-term debt issued

51% Strong funding profile

Repurchase agreements

Cash collateral payables – Well diversified by market, tenor and currency on derivative instruments – High proportion of stable funding sources with deposits Securities lending 59% and long-term debt 19% Prime brokerage payables – Limited use of short-term wholesale funding

– 109% Basel III NSFR4

22%

32%

Strong liquidity position

59% Deposits 4

– 110% Basel III LCR

17%

19% Long-term debt issued

31.12.07	31.12.13

Refer to slide 41 for details about adjusted numbers, Basel III numbers and FX rates in this presentation

1 As a percentage of total funding sources defined as: repurchase agreements, cash collateral on securities lent, due to banks, short-term debt issued, due to customers, long-term debt (including financial liabilities at fair value), cash collateral payables on derivative transactions and prime brokerage payables.

CHF 1,527 billion on 31.12.07 and CHF 660 billion on 31.12.13; 2 Funded assets defined as total IFRS balance sheet assets less positive replacement values (PRV) and collateral delivered against over-the-counter (OTC) derivatives; figures prior to 4Q10 include collateral for OTC derivatives; 3 As of 31.12.13. Refer to the 4Q13 36 financial report for more information about UBS’s Swiss SRB leverage ratio; 4 As of 31.12.13. Estimated pro-forma ratios as Basel III liquidity rules and the FINMA framework are not yet finalized. Refer to the 4Q13 financial report for details about the calculation of UBS’s Basel III LCR and NSFR

Breakdown of changes in Group RWA (fully applied)


CHF billion
219
21
(1)
(14)
225
• Incremental operational risk RWA (CHF 22.5 billion)[1]
• Removal of Stressed VaR capital buffer (CHF 1.3 billion)
• CHF 6.1 billion lower derivatives RWA (counterparty credit risk / CVA charge) through hedging, trade compressions and reduced exposures
• CHF 3.2 billion lower securitization RWA (mainly sale of student loans) and CHF 1.1 billion lower market risk RWA
• CHF 3.6 billion lower credit risk RWA (mainly drawn and undrawn exposures)
30.9.13
Methodology-/ Model-driven
FX impact
Exposure reductions and other
31.12.13


CHF billion
219
23
CHF 16 billion reduction excluding incremental operational risk RWA[1]
(9)
(3)
(0)
(3)
(2)
225
• Incremental operational risk RWA[1] (CHF 22.5 billion)
• CHF 6.0 billion lower derivatives RWA (counterparty credit risk / CVA charge) through hedging, trade compressions and reduced exposures
• CHF 3.2 billion lower securitization RWA (mainly sale of student loans) and CHF 2.2 billion lower market risk RWA
30.9.13
Incremental operational risk RWA[1]
Non-core[2]
Legacy Portfolio[2]
Core Functions
Investment Bank
All other businesses[3]
Corporate Center
31.12.13

UBS

Refer to slide 41 for details about adjusted numbers, Basel III numbers and FX rates in this presentation
1 Derived from supplemental analysis mutually agreed with FINMA that will be used to calculate the incremental operational risk capital required to be held for litigation, regulatory and similar matters and other contingent liabilities, effective on 31 December 2013; 2 Refer to pages 59-61 of the 4Q13 financial report for more information on Non-core and Legacy Portfolio; 3 Wealth Management, Wealth Management Americas, Retail & Corporate and Global Asset Management

37

Changes in funded assets1

16

0 1 (9) (3) (4) (2) (2)

742

739

billion CHF

30.9.13 Non-core Legacy Core IB WM WMA R&C Global 31.12.13 Portfolio Functions AM

Corporate Center

FX movements contributed approximately CHF 7 billion to the decrease in funded assets1, primarily from USD and Yen depreciation against CHF

– Largest effects on Corporate Center – Core Functions and the Investment Bank

PRV down by CHF 36 billion to CHF 246 billion; OTC margin CHF 25 billion as of 31.12.13

– Non-core and Legacy Portfolio PRV down by CHF 40 billion

1 Funded assets defined as total IFRS balance sheet assets less positive replacement values (PRV) and collateral delivered against over-the-counter (OTC) derivatives

Balance sheet

Total assets CHF 1,010 billion or CHF 739 billion excluding PRV and OTC margin

31.12.13

311 3 to be exited 241 247 31

72 185

6

307

216 160 162

billion 25

CHF 17 10 1

7 14 Investment Other Corporate Center Corporate Center Corporate Center Bank business divisions Core Functions Non-core Legacy Portfolio

Funded assets1 OTC margin PRV

1 Funded assets defined as total IFRS balance sheet assets less positive replacement values (PRV) and collateral delivered against over-the-counter (OTC) derivatives

Adjusted results[1]

Adjustment items	Business division / Corporate Center	4Q12	3Q13	4Q13	FY12	FY13
CHF million						
Operating income as reported (Group)		**6,208**	**6,261**	**6,307**	**25,423**	**27,732**
Own credit on financial liabilities designated at FV	Corporate Center - Core Functions	414	147	94	2,202	283
Gains on sales of real estate	Corporate Center - Core Functions	(109)	(207)	(61)	(112)	(288)
Net loss related to the buyback of debt in public tender offer	Corporate Center - Core Functions	0	0	75	0	194
	Corporate Center - Non-Core and Legacy Portfolio	0	0	0	0	(27)
Gain on disposal of Global AM's Canadian domestic business	Global Asset Management	0	0	0	0	(34)
Net gain on sale of remaining proprietary trading business	Investment Bank	0	0	0	0	(55)
	Corporate Center - Core Functions	0	0	0	0	24
Operating income adjusted (Group)		**6,513**	**6,201**	**6,415**	**27,513**	**27,829**
Operating expenses as reported (Group)		**8,044**	**5,906**	**5,858**	**27,216**	**24,461**
Restructuring	Wealth Management	(17)	(62)	(41)	(26)	(178)
	Wealth Management Americas	(2)	(13)	(26)	1	(59)
	Retail & Corporate	(1)	(15)	(12)	(3)	(54)
	Global Asset Management	(15)	(12)	(13)	(20)	(43)
	Investment Bank	(173)	(84)	(89)	(273)	(210)
	Corporate Center - Core Functions	0	1	7	8	6
	Corporate Center - Non-Core and Legacy Portfolio	(51)	(5)	(24)	(58)	(235)
Credit related to changes to the Swiss pension plan	Wealth Management	0	0	0	357	0
	Retail & Corporate	0	0	0	287	0
	Global Asset Management	0	0	0	30	0
	Investment Bank	0	0	0	51	0
	Corporate Center - Core Functions	0	0	0	3	0
	Corporate Center - Non-Core and Legacy Portfolio	0	0	0	2	0
Credit related to changes to a retiree benefit plan in the US	Wealth Management	0	0	0	1	0
	Wealth Management Americas	0	0	0	2	0
	Global Asset Management	0	0	0	16	0
	Investment Bank	0	0	0	91	0
	Corporate Center - Core Functions	0	0	0	1	0
	Corporate Center - Non-Core and Legacy Portfolio	0	0	0	7	0
Impairment of goodwill and other non-financial assets	Corporate Center - Non-Core and Legacy Portfolio	0	0	0	(3,064)	0
Operating expenses adjusted (Group)		**7,786**	**5,718**	**5,660**	**24,627**	**23,689**
Operating profit/(loss) before tax as reported		**(1,837)**	**356**	**449**	**(1,794)**	**3,272**
Operating profit/(loss) before tax adjusted		**(1,274)**	**484**	**755**	**2,885**	**4,141**

UBS

1 FY11 adjustment items: CHF 1,537 million gain on own credit on financial liabilities designated at fair value, CHF 94 million gain on sale of real estate, CHF 722 million gain from strategic portfolio sale, CHF 380 million restructuring costs

40

Important information related to numbers shown in this presentation

Use of adjusted numbers

Unless otherwise indicated, “adjusted” figures exclude the adjustment items listed on slide 40, to the extent applicable, on a Group and business division level. Refer to pages 12-13 of the 4Q13 financial report for an overview of adjusted numbers.

Basel III RWA, Basel III capital and Basel III liquidity ratios

Basel III numbers in the presentation are BIS Basel III numbers unless otherwise stated. In addition, systemically relevant banks (SRB) in Switzerland (currently UBS and Credit Suisse) are required to comply with specific Swiss SRB rules. Our fully applied and phase-in Swiss SRB Basel III capital components and our respective BIS Basel III capital components have the same basis of calculation, except for differences relating to the amortization of deferred contingent capital plan instruments (representing high-trigger loss-absorbing capital) and the recognition of a portion of the unrealized gains on financial investments available-for-sale (representing other tier 2 capital under BIS Basel III).

Basel III risk-weighted assets in the presentation are calculated on the basis of Basel III fully applied unless otherwise stated.

From 1Q13 Basel III requirements apply. All Basel III numbers prior to 1Q13 are on a pro-forma basis. Some of the models applied when calculating pro-forma information required regulatory approval and included estimates (discussed with our primary regulator) of the effect of these new capital charges. These estimates were refined with prospective effect during 2013, as models and associated systems were enhanced.

Refer to the “Capital Management” section in the 4Q13 financial report for more information.

Currency translation

Monthly income statement items of foreign operations with a functional currency other than Swiss francs are translated with month-end rates into Swiss francs. Refer to “Note 17 Currency translation rates” in the 4Q13 financial report for more information.

This Form 6-K is hereby incorporated by reference into (1) each of the registration statements of UBS AG on Form F-3 (Registration Number 333-178960) and Form S-8 (Registration Numbers 333-49210; 333-49212; 333-127183; 333-127184; 333-162798; 333-162799; 333-162800; 333-178539; 333-178540; 333-178541; and 333-178543) and into each prospectus outstanding under any of the foregoing registration statements, (2) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Form 6-K’s of UBS AG that are incorporated into its registration statements filed with the SEC, and (3) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004 (Registration Number 333-111572), the Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS AG

By:	/s/ Louis Eber
Name:	Louis Eber
Title:	Group Managing Director

By:	/s/ Sarah M. Starkweather
Name:	Sarah M. Starkweather
Title:	Executive Director

Date: February 4, 2014